Exhibit 99.23

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror or the Company nor is it a solicitation of any vote or approval in any jurisdiction.

Caterpillar Inc.	Caterpillar (Luxembourg) Investment Co. S.A.
(A Delaware corporation)	(Incorporated in Luxembourg with limited liability)

(formerly known as “ERA Holdings Global Limited ”)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8043)

JOINT ANNOUNCEMENT

VOLUNTARY CONDITIONAL OFFER BY

CITIGROUP GLOBAL MARKETS ASIA LIMITED ON BEHALF OF

CATERPILLAR (LUXEMBOURG) INVESTMENT CO. S.A.,

AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF

CATERPILLAR INC., TO ACQUIRE ALL OF THE ISSUED SHARES

IN THE SHARE CAPITAL OF ERA MINING MACHINERY LIMITED

AND

FOR THE CANCELLATION OF ALL THE OUTSTANDING

SHARE OPTIONS OF ERA MINING MACHINERY LIMITED

DESPATCH OF COMPULSORY ACQUISITION NOTICE

IN RESPECT OF

THE COMPULSORY ACQUISITION OF OUTSTANDING SHARES

Financial Adviser to the Offeror and Caterpillar	Joint Financial Advisers to ERA

On 30 August 2012, the Offeror despatched Compulsory Acquisition Notices to the ERA Shareholders holding Outstanding Shares.

For the purpose of finally determining the ERA Shareholders whose Outstanding Shares are to be acquired by Compulsory Acquisition, the register of members of ERA in Hong Kong will be closed from 19 September 2012 until 3 October 2012. During this period, no transfer of Shares will be effected.

Trading in the Shares was suspended with effect from 9:00 a.m. on 22 May 2012 and will continue to be suspended until the withdrawal of the listing of the Shares. On completion of the Compulsory Acquisition, ERA will become a wholly-owned subsidiary of the Offeror and an application will be made for the withdrawal of the listing of the Shares from GEM pursuant to Rule 9.23(1) of the Listing Rules.

1.                   INTRODUCTION

Reference is made to: (i) the composite document dated 30 April 2012 jointly issued by the Offeror, Caterpillar and ERA in relation to the Share Offer and Option Offer (the “Composite Document”); and (ii) the announcement jointly issued by the Offeror, Caterpillar and ERA on 4 June 2012 announcing the closing of the Share Offer (the “Closing Announcement”).

Terms defined in the Composite Document have the same meanings herein unless the context requires otherwise.

2.                   DESPATCH OF THE COMPULSORY ACQUISITION NOTICES

As stated in the Closing Announcement, the Offeror had received valid acceptances of the Share Offer in respect of approximately 98.89% of the issued share capital of the Company. As the Offeror has acquired more than 90% in value of the Disinterested Shares within four months of the making of the Share Offer (in accordance with Rule 2.11 of the Takeovers Code), the Offeror will exercise its rights under section 88 of the Cayman Companies Law to compulsorily acquire those Shares not acquired by the Offeror under the Share Offer (the “Outstanding Shares”).

On 30 August 2012, the Offeror despatched notices (the “Compulsory Acquisition Notices”) in relation to the compulsory acquisition of the Outstanding Shares (the “Compulsory Acquisition”) pursuant to section 88 of the Cayman Islands Companies Law to the ERA Shareholders holding the Outstanding Shares.

The Offeror will be entitled and bound to acquire the Outstanding Shares on the same terms as the Share Offer on the expiration of one month from the date on which the Compulsory Acquisition Notices are given, unless the Grand Court of the Cayman Islands thinks fit to order the contrary (upon an application made by a dissenting ERA Shareholder holding Outstanding Shares).

ERA Shareholders whose Outstanding Shares are to be acquired by Compulsory Acquisition should note that they will not receive the consideration for their Outstanding Shares until the completion of the Compulsory Acquisition (which is expected to occur on 3 October 2012, assuming no ERA Shareholder holding Outstanding Shares has made an application to the Grand Court of the Cayman Islands). ERA Shareholders whose Outstanding Shares are to be acquired by Compulsory Acquisition (and who do not return the form of request enclosed in the Compulsory Acquisition Notice in accordance with the instructions contained therein) should also note that the Offeror will be required to pay the consideration for the Outstanding Shares to ERA rather than directly to the ERA Shareholders and that this may result in a further delay in settlement. ERA will hold such consideration in a separate bank account on trust for the relevant shareholder(s) until the earlier of: (i) a claim being made and the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or a satisfactory indemnity or indemnities required in respect thereof) having been provided to the Company’s satisfaction; and (ii) the expiry of six years from the Completion Date.

ERA Shareholders who are in doubt as to what action to take should consult with a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser. If they are in doubt as to their rights and obligations under the provisions of the Cayman Islands Companies Law in respect of the Compulsory Acquisition, they should consult a solicitor or other professional adviser qualified to advise on matters of Cayman Islands law.

3.                   CLOSURE OF REGISTER OF MEMBERS

For the purpose of finally determining the ERA Shareholders whose Outstanding Shares are to be acquired by Compulsory Acquisition, the register of members of ERA in Hong Kong will be closed from 19 September 2012 until 3 October 2012. During this period, no transfer of Shares will be effected. ERA Shareholders who wish to transfer their Shares prior to the completion of the Compulsory Acquisition should ensure that the relevant transfer documentation for their Shares are lodged with the Registrar of ERA for registration before the closure of the register of members of ERA. The Registrar of ERA is Boardroom Share Registrars (HK) Limited of 12th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

4.                   WITHDRAWAL OF LISTING OF ERA

Trading in the Shares was suspended with effect from 9:00 a.m. on 22 May 2012 and will continue to be suspended until the withdrawal of the listing of the Shares. On completion of the Compulsory Acquisition, ERA will become a wholly-owned subsidiary of the Offeror and an application will be made for the withdrawal of the listing of the Shares from GEM pursuant to Rule 9.23(1) of the Listing Rules.

All time references contained in this announcement are to Hong Kong time.

By Order of the Board	By Order of the Board
Caterpillar (Luxembourg) Investment Co. S.A.	ERA Mining Machinery Limited
Francois OGGIER	Luis DE LEON
Director	Chairman

Hong Kong, 30 August 2012

This announcement does not constitute an offer or an invitation to purchase any securities. The Share Offer and Option Offer were made solely by means of the Composite Document and have been closed.

Notice to US holders of Shares:

The Share Offer has been made for the securities of a Cayman company. Information distributed in connection with the compulsory acquisition related to the Share Offer is subject to Hong Kong disclosure requirements, which are different from those of the United States. Other than the financial information of the Caterpillar Group, which has been prepared in accordance with US GAAP, the financial information included in the Composite Document relating to the Share Offer has been prepared in accordance with accounting principles of Hong Kong Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for US holders of Shares to enforce their rights and claims arising out of the US federal securities laws, since the Offeror and ERA are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. US holders of Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

The Loan Notes and the related guarantee have not been, and absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver, will not be, offered, sold or delivered, directly or indirectly into any jurisdiction where to do so would constitute a violation thereof or a violation of any other relevant laws of such jurisdiction.

In accordance with normal Hong Kong practice and pursuant to Rule 14e-5(b) of the US Exchange Act, the Offeror or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the United States, other than pursuant to the compulsory acquisition, before or during the period in which the Loan Note Alternative remains open for election. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be reported to the SFC and will be available on the SFC website at http://www.sfc.hk/.

The Offeror Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the ERA Group and the Controlling Shareholders) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of the Offeror is comprised of Mr. Francois OGGIER, Mr. Christopher HONDA and Mr. Michael CURRAN.

The ERA Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Offeror and its Concert Parties and Citigroup) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by the Offeror and its Concert Parties and Citigroup) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the executive directors of ERA are Mr. Luis de Leon, Mr. Robert J Sherack, Mr. Emory WILLIAMS and Mr. LI Rubo; the non-executive directors of ERA are Mr. Edward J Scott, Mr. Kebao Yang and Mr. Qihua Chen.

The Caterpillar Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the ERA Group and the Controlling Shareholders) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of Caterpillar is comprised of Mr. David L. CALHOUN, Mr. Daniel M. DICKINSON, Mr. Eugene V. FIFE, Mr. Juan GALLARDO, Mr. David R GOODE, Mr. Jesse J. GREENE Jr., Mr. Jon M. HUNTSMAN Jr., Mr. Peter A. MAGOWAN, Mr. Dennis A. MUILENBURG, Mr. Douglas R. OBERHELMAN, Mr. William A. OSBORNE, Mr. Charles D. POWELL, Mr. Edward B. RUST Jr., Ms. Susan C. SCHWAB, Mr. Joshua I. SMITH and MR. Miles D. WHITE.